# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stewards, Inc., CIK 0001795851
CUSIP: 312084106
Title of class of securities: Common Stock, par value $.0001 per share
Address of issuer's principal executive offices: 4300 N. UNIVERSITY DRIVE, SUITE D-105, LAUDERHILL, Florida (FL), 33351
Date of event which requires filing of this statement: 09/09/2026
Filed by CIK 0002148737
Persons authorized to receive notices and communications: Charles R. Abele, Jr., 1776 Polk Street, Suite 200, Hollywood, Florida (FL), 33020, 959-448-7953

## Reporting persons
- Charles Robert Abele (CIK 0002148737): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 36,337,333; sole dispositive power 0; shared dispositive power 36,337,333; aggregate amount beneficially owned 36,337,333 (17.2% of the class); the aggregate amount excludes certain shares
- Peter J. Jago: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 36,338,334; sole dispositive power 0; shared dispositive power 36,338,334; aggregate amount beneficially owned 36,338,334 (17.2% of the class); the aggregate amount excludes certain shares
- Hollywood Circle Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: subject company funds (SC); sole voting power 0; shared voting power 36,337,333; sole dispositive power 0; shared dispositive power 36,337,333; aggregate amount beneficially owned 36,337,333 (17.2% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.0001 per share
Name of issuer: Stewards, Inc.
Address of issuer's principal executive offices: 4300 N. UNIVERSITY DRIVE, SUITE D-105, LAUDERHILL, Florida (FL), 33351

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by Charles R. Abele, Jr., Hollywood Circle Holdings LLC ("HCH"), and Peter J. Jago (each, a "Reporting Person" and, collectively, the "Reporting Persons"). The Reporting Persons may be deemed a group within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) is attached as Exhibit 99.1.
Residence or business address: The business address of each Reporting Person is 1776 Polk Street, Suite 200, Hollywood, Florida 33020.
Present principal occupation or employment:
Mr. Abele and Mr. Jago are authorized representatives of HCH and, as disclosed in the Issuer's Form S-1/A, exercise voting and dispositive control over the securities held by HCH. HCH is a limited liability company whose principal business is holding membership and equity interests, including shares of the Issuer's Common Stock issued in connection with the Block 40 transaction described in Item 3. As further disclosed in that Form S-1/A, HCH's members include Mr. Abele, Mr. Jago, Daniel B. McCarthy, Harish Mehta, the Estate of Cecil Reddy, Jose Boschetti, and various EB-5 investors. Those other members hold non-controlling membership interests and do not have voting or dispositive control over HCH or the Issuer securities reported in this statement.

John Clive David Jago, Mr. Jago's son, shares Mr. Jago's household and holds 1,001 shares of Common Stock of record. He is not a Reporting Person. Mr. Jago does not have a contract conferring voting or dispositive power over those shares. Mr. Jago disclaims beneficial ownership of those shares except to the extent of his pecuniary interest therein, if any.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Citizenship or place of organization of each Reporting Person is set forth in Row 6 of that Reporting Person's cover page and is incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 36,337,333 shares of Common Stock held of record by HCH are reported in this statement. Those shares were issued by the Issuer as equity consideration in connection with the sale, on or about July 11, 2025, of membership interests in Block 40, LLC and related interests to the Issuer, as described in the Issuer's Registration Statement on Form S-1 (File No. 333-291586), including the Member Interest Purchase Agreement filed as Exhibit 2.10 to that registration statement and related instruments filed as Exhibit 2.11. Separately, 1,001 shares are held of record by John Clive David Jago as described in Item 2(c).

No Reporting Person borrowed funds for the purpose of purchasing outstanding Common Stock of the Issuer in the open market. The consideration for the reported shares was the membership interests and related property conveyed in that transaction. The source of funds or other consideration for HCH is therefore "SC" (other -- securities of the Issuer issued in exchange). The source of funds for each of Messrs. Abele and Jago is "AF" (affiliate), reflecting their control of HCH rather than a separate cash purchase of the reported shares. The 1,001 shares held of record by John Clive David Jago were not issued in the Block 40 transaction and were not purchased with borrowed funds by any Reporting Person.

The descriptions of that transaction in the S-1 and in the Issuer's Current Reports on Form 8-K, if any, relating to the Block 40 acquisition are incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired and hold the securities reported in this statement as consideration for the Block 40 transaction described in Item 3 and for investment.

Neither Mr. Abele nor Mr. Jago is a director or officer of the Issuer. The July 11, 2025 purchase documents contemplated certain Block 40-level employment and oversight roles for Messrs. Abele and Jago. Those roles, if still in effect, relate to the real-estate subsidiary and not to control of the Issuer.

The 1,001 shares held of record by John Clive David Jago were not acquired in the Block 40 transaction and are held for personal investment. They do not reflect a plan or proposal by the Reporting Persons with respect to the Issuer.

Except as described above, the Reporting Persons have no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Persons may from time to time acquire additional securities or dispose of securities in the open market, in privately negotiated transactions, or otherwise, depending on market conditions and the Issuer's business; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may change their purpose or formulate plans or proposals of the type described in (a)-(j) at any time. Any such change would be reported by amendment to this statement as required by Rule 13d-2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page are incorporated by reference. The Reporting Persons may be deemed to beneficially own, in the aggregate, 36,337,333 shares of Common Stock, or approximately 17.2% of the class. Those shares are held of record by HCH. Messrs. Abele and Jago may be deemed to beneficially own the same shares solely because they exercise voting and dispositive control over HCH. Each of Messrs. Abele and Jago disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein. This statement is not an admission that any Reporting Person is the beneficial owner of such securities for any purpose other than Section 13(d), except as required.

Mr. Jago may also be deemed to beneficially own 1,001 shares held of record by his son, John Clive David Jago, who shares his household. Those shares are included only on Mr. Jago's cover page (36,338,334 shares in the aggregate). They are not included on the cover pages of Mr. Abele or HCH. Mr. Jago disclaims beneficial ownership of those 1,001 shares except to the extent of his pecuniary interest therein, if any. This statement is not an admission that he is the beneficial owner of those shares for purposes of Section 13(d).

The percentage is based on 211,149,963 shares of Common Stock outstanding as of August 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Abele and HCH: shared voting and dispositive power 36,337,333; sole 0.
Mr. Jago: shared voting and dispositive power 36,338,334 (36,337,333 HCH + 1,001 household); sole 0.
Transactions in the class effected during the past sixty days: Except as disclosed in the Issuer's Exchange Act reports, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Other members of HCH named in Item 2(c), including EB-5 investors, have the right to receive dividends from, or proceeds from the sale of, a portion of the securities held of record by HCH, in proportion to their membership interests.

John Clive David Jago has the right to receive dividends from, or proceeds from the sale of, the 1,001 shares held of record in his name.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The following contracts, arrangements, understandings, or relationships exist with respect to securities of the Issuer:

Joint filing. The Reporting Persons have agreed to file this Schedule 13D jointly pursuant to Rule 13d-1(k). That agreement is filed as Exhibit 99.1.

HCH control. Messrs. Abele and Jago are authorized representatives of HCH and share voting and dispositive power over the Issuer securities held of record by HCH, as described in the Issuer's Form S-1/A. Other members of HCH do not share that power.

Household holding. John Clive David Jago holds 1,001 shares of record and shares Mr. Jago's household. He is not a Reporting Person. Mr. Jago does not have a contract conferring voting or dispositive power over those shares. Mr. Jago disclaims beneficial ownership except to the extent of his pecuniary interest therein, if any.

Block 40 transaction documents. The reported shares were issued pursuant to the Member Interest Purchase Agreement dated July 11, 2025, and related instruments, filed as Exhibits 2.10 and 2.11 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586). Those documents are incorporated as Exhibits 99.2 and 99.3.

Except as described in this Item 6 and in Items 3, 4, and 5, the Reporting Persons do not have any other contracts, arrangements, understandings, or relationships with respect to securities of the Issuer required to be disclosed in this Item.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are filed herewith or incorporated by reference:

99.1 Joint Filing Agreement dated September 16, 2026, among Charles R. Abele, Jr., Hollywood Circle Holdings LLC, and Peter J. Jago, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934. Filed herewith.

99.2 Member Interest Purchase Agreement dated July 11, 2025. Incorporated by reference to Exhibit 2.10 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

99.3 Related Block 40 / Hollywood Circle transaction instrument. Incorporated by reference to Exhibit 2.11 to the Issuer's Registration Statement on Form S-1 (File No. 333-291586), filed November 17, 2025.

## Signatures
- Charles Robert Abele: /s/ Charles Robert Abele, Charles Robert Abele (09/16/2026)
- Peter J. Jago: /s/ Peter J. Jago, Peter J. Jago (09/16/2026)
- Hollywood Circle Holdings LLC: Charles Robert Abele, Authorized Representative (09/16/2026)